December 8, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Thermo Fisher Scientific (Finance I) B.V. and guaranteed by Thermo Fisher Scientific Inc., under the Exchange Act of 1934:

- Floating Rate Senior Notes due 2027
- 3.628% Senior Notes due 2035

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com